40 Wall Street, New York, NY 10005

April 29, 2010

Mr. Frank Paolucci
Aon Risk Services Central, Inc.
1 Liberty Place, Suite 1000
1650 Market Street
Philadelphia, PA 19103

Re:	SEI Investments Management Corporation Mutual Fund Bond Policy Number 169906855 Expiration Date: 08/19/2010

Dear Mr. Paolucci,

With regard to the captioned account, enclosed please find the revised declarations page and endorsement(s) as requested.

•	G-138290-NA	Ed.11/06-SEI Investment Company Bond Declarations (Revised)
•	SR5109a	Ed.05/57-Adding or Deducting Insureds Rider
•	GSL8799XX	Ed.10/07-Amendment to Declarations (Delete Endorsement)

Should you have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Kevin Leach

Kevin Leach
Underwriting Specialist
Phone: (212) 440-2923
Fax:     (312) 260-4592
Kevin.leach@cna.com

KL/va

SEI INVESTMENT COMPANY BOND		DECLARATIONS
NAMED COMPANY AND ADDRESS		PRODUCER
Item 1.	SEI Investments Management Corporation (herein called Insured) 1 Freedom Valley Drive Oaks, PA 19456	AON Risk Services, Inc. of Pennsylvania 1 Liberty Place 1650 Market Street, Suite 1000 Philadelphia, PA 19103 Attn.: Frank Paolucci
CUSTOMER NUMBER		INSURER
85409		Continental Insurance Company
POLICY NUMBER		333 S. Wabash Ave
169906855		Chicago, Illinois 60604

Item 2.	Policy Period: 8/19/2009 to 8/19/2010
12:01 a.m. local time at the address stated in Item 1.

Item 3.	Policy Premium: $64,425 part of $214,750

Item 4.	Notices to Insurer:	CNA Global Specialty Lines
Attn: Director of Claims
40 Wall Street, 8th Fl.
New York, NY 10005

Item 5.	Limits of Liability and Retentions:

COVERAGE SCHEDULE

This Policy includes only those coverages designated with a "Yes" as "Included" in the Coverage Schedule set forth below. If neither "Yes" nor "No" is designated for a Coverage Part or Insuring Agreement, such Coverage Part or Insuring Agreement is not included.

Coverage Part	(1) Scheduled (Yes or No)	(2) Scheduled Limits of Liability	(3) Scheduled Retentions*
Investment Company Fidelity Bond
Insuring Agreement 1. Fidelity	Yes	$40,000,000	$150,000
Insuring Agreement 2. Property	Yes	$40,000,000	$150,000
Insuring Agreement 3. Financial Documents	Yes	$40,000,000	$150,000
Insuring Agreement 4. Computer/Funds Transfer	Yes	$40,000,000	$150,000
Insuring Agreement 5. Uncollectible Items of Deposit	Yes	$250,000	$25,000
Insuring Agreement 6. Stop Payment Order Liability	Yes	$250,000	$25,000
Insuring Agreement 7. Audit Expense	Yes	$250,000	$25,000
Insuring Agreement 8. Claims Expense	Yes	$250,000	$5,000
Other:
Unauthorized Signatures	Yes	$500,000	$25,000
	Yes	$1,000,000	$50,000

G-138290-NA
Ed. 11/06	page 1 of 2

SEI INVESTMENT COMPANY BOND	DECLARATIONS

*Under Insuring Agreement 1. Fidelity, there shall be no retention applicable to loss sustained by any Investment Fund.

Item 7.	Riders/Endorsements forming a part of this Policy at issuance:

GSL5260	Ed.12/04-Omnibus Joint Loss Payee Rider
GSL4167NA	Ed.11/04-Toll Fraud
SR-5261b	Ed.10/87-Cosurety Rider
FIG-4025-A	Ed.06/98-Omnibus Named Insured
SR 6117	Ed.10/81-Pennsylvania Notice
SR 5969a	Ed.06/90-Cancelation Rider
FIG-4125-A	Ed.06/99-Non-Cumulative Rider
GSL5219	Ed.11/04-Securities and Exchange Regulatory Compliance Rider
GSL5304XX	Ed.12/04-Unauthorized Signature Rider
PRO9482	Ed.07/07-Trade and Economic Sanctions Endorsement
GSL17123NA	Ed. 1/10-Amend Definition of ABC Corps Insureds Endorsement
FIG-1124-FD	Ed.01/94-Definition of Employee
SR5109a	Ed.05/57-Adding or Deducting Insureds Rider
GSL8799XX	Ed.10/07-Amendment to Declarations (Delete Endorsement)

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached shall constitute the contract between ABC Corp. and the Insurer.

By:	________________________

Date: April 23, 2010

G-138290-NA
Ed. 11/06	page 2 of 2

ADDING OR DEDUCTING INSUREDS RIDER

It is agreed that:

1.  At the request of the Insured, the Underwriter adds the list of Insured under the attached bond the following:

SEI Investments Management Corporation,
SEI Investments Distribution Company,
SEI Investments Global Funds Services,
SEI Global Services, Inc and
SEI Institutional Transfer Agent, Inc.
&
any trust, pension, profit-sharing or other benefit plan for officers, directors or employees of the Investment Funds named in the bond

Accepted:

ADDING OR DEDUCTING INSUREDS RIDER FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE OR RIDER. TO ADD OR DEDUCT JOINT INSUREDS. REVISED TO MAY, 1957.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 12	Policy No. 169906855	Issued to:	Effective date of this rider/endorsement

Countersigned by
Authorized Representative

SR 5109a (ED. 5/57)	Page 1 of 1

AMENDMENT OF DECLARATIONS
(DELETE ENDORSEMENT)

In consideration of the premium paid for this Policy, it is agreed that Item 6. ENDORSEMENTS FORMING A PART OF THIS POLICY AT ISSUANCE on the Declarations is amended as follows:

Endorsement number: 4, titled: Omnibus Named Insured is deleted in its entirety;

It is further understood and agreed that the above referenced endorsement is being deleted at the request of the Insured.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ____________________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8799XX (10-07)	Policy No:	169906855
Page 1	Endorsement No:	13
Continental Insurance Company	Effective Date:
Insured Name: SEI Investments Management Corporation
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